Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745
CNH Corporate Communications	+1 (630) 887-3823

CNH Global N.V. Schedules Extraordinary General

Shareholders’ Meeting for the Approval of the Strategic

Combination with Fiat Industrial S.p.A.

BURR RIDGE, IL — (June 4, 2013) — Today the Chairman of CNH Global N.V. (“CNH”), vested with the relevant authority pursuant a Board of Directors’ resolution, resolved to convene on July 23, 2013 an Extraordinary General Meeting of CNH’s shareholders to vote on the merger of CNH Global N.V. with and into FI CBM Holdings N.V., a wholly-owned subsidiary of Fiat Industrial S.p.A. (“Fiat Industrial”) incorporated in the Netherlands (“NewCo”), and the related resolutions. The record date to participate in or vote at the CNH Extraordinary General Meeting will be June 25, 2013. Fiat Industrial, which owns approximately 87% of CNH’s outstanding shares, has committed to vote in favor of the proposed merger.

Also today, Fiat Industrial convened an Extraordinary General Meeting of its shareholders to vote on the cross-border merger of Fiat Industrial with and into NewCo. The Fiat Industrial extraordinary shareholders’ meeting is scheduled for July 9, 2013.

If approved by the two extraordinary shareholders meetings and subject to the other conditions provided for in the Merger Agreement, dated November 25, 2012, the proposals will cause the merger of both CNH and Fiat Industrial with and into NewCo. In the merger, CNH shareholders will receive 3.828 NewCo common shares for each CNH common share and Fiat Industrial shareholders will receive one NewCo common share for each Fiat Industrial ordinary share.

The NewCo common shares are expected to be listed on the New York Stock Exchange and, shortly after the closing of the merger, on the Mercato Telematico Azionario managed by Borsa Italiana.

CNH shareholders participating in the CNH extraordinary general meeting of shareholders, including those attending or voting via proxy, will be entitled to make an election to receive, upon completion of the merger, one additional special voting share for each common share of NewCo they will receive upon the effectiveness of the merger, provided that they hold the shares in respect of which they have made such election continuously from the applicable record date for the CNH Extraordinary General Meeting of shareholders through the effective time of the CNH merger. The requirements and procedures for eligibility to receive and make an election concerning special voting shares will be indicated in more detail in the documents that will be available on CNH’s website and provided in connection with the notice of the CNH Extraordinary General Meeting of shareholders.

The merger plan adopted by the CNH Board, together with certain other merger-related documents, are available at CNH’s registered office and in the appropriate section of the CNH website (www.cnh.com).

Further details on the CNH Extraordinary General Meeting of shareholders will be included in the Notice to shareholders that will be published and distributed in accordance with applicable laws and regulations.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the U.S. Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial S.p.A. in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.